News Release	No. 08-158 July 7, 2008

POSITIVE INDEPENDENT FEASIBILITY STUDY FOR
PLATINUM GROUP METALS’ PROJECT 1 PLATINUM MINE

(Vancouver/Johannesburg) Platinum Group Metals Ltd. (PTM-TSX; PLG-AMEX) announces a positive Feasibility Study for the Project 1 Platinum mine of the Western Bushveld Joint Venture (“WBJV”) in South Africa.

Summary

The Net Present Value (“NPV”) of Project 1 has increased as compared to the value achieved in the January 2007 Pre-Feasibility Study for the Project. At a 5% discount rate, an exchange rate of 8 rand to the US dollar and using 3 year trailing average metal prices, the Feasibility Study estimates an NPV of US$987 million pre-tax and US$578 million post-tax. At recent metals prices the NPV at a 5% discount rate is US$2.30 billion pre-tax and US$1.40 billion post-tax. The pre-tax NPV estimates for Platinum Group Metals Ltd’s 37% share of the project are US$365 million using 3 year trailing average metal prices and US$851 million using recent metal prices. The mine design involves the construction of a platinum mine and concentrator to produce 235,000 to 271,000 ounces of combined platinum, palladium, rhodium and gold (“4E”) in concentrate per year steady state for 9 years with a 22 year total underground mine life. In the Feasibility Study initial underground production from the mine is scheduled for late 2010. Average operating Margin on three year trailing metals prices including minor elements and copper and nickel is estimated at US$739 per 4E ounce life of mine.

The results of this Feasibility Study represent the culmination of 18 months of work by independent engineers from Turnberry Projects of South Africa, Wardrop Engineering Inc. of Canada and the UK, Platinum Group Metals’ own engineers from South Africa and Canada, and a team of specialists from several South African firms.

The WBJV Project 1 is located in the heart of the Western Bushveld area of South Africa where 70% of the world’s platinum is produced from the Merensky and UG2 Platinum Reefs; the same two horizons to be mined in the Feasibility Study. The partners in the WBJV are Platinum Group Metals Ltd. 37% (operator), Anglo Platinum (AMS-JSE) 37% (the world’s largest producer of platinum), and Wesizwe Platinum (WEZ-JSE) 26%.

R. Michael Jones, President of Platinum Group Metals Ltd. said “Since the Pre-Feasibility Study was published we have optimized the mine design with earlier access to ore, improved ramp-up rate on higher grade material, and added 1.12 million ounces to the mine plan. Due mainly to market cost trends we also have higher costs as compared to our earlier designs. These cost increases have been offset by higher metal prices. We are pleased to move forward to the next step of the Western Bushveld Joint Venture and look forward to a decision from the WBJV partners to build the Project 1 mine. The partners will review the Feasibility Study and a construction decision is expected to be recommended to the WBJV Management Committee by Platinum Group Metals Ltd. in early October 2008.”

Ron Hieber, Head of Exploration and Mineral Strategy at Anglo Platinum and member of the WBJV Management Committee said “We are pleased that the good working relationship with our partners continues and that we have reached this point in the project development with delivery of the Feasibility Study to the partners for evaluation. We are in full agreement with the resource evaluation and resource statement. We note that the Feasibility Study team addressed a broad range of issues, including for example their innovative approach to minimizing risk associated with current electricity constraints in South Africa and the costing thereof.”

Financial Details

The results of the Feasibility Study are a strong modeled return at a 20.08% Internal Rate of Return “IRR” (pre-tax) Base Case, using 3 year trailing metal prices, calculated on the monthly averages including US$1,295 per ounce platinum for the 235,000 – 271,000 4E concentrate ounces per year. Using recent metal prices, including US$2,035 per ounce platinum, the IRR for the project (pre-tax) is 34%. Recent metals prices are taken as the average daily price for the month of June 2008 to June 23, 2008 for the base metals and June 24, 2008 for the platinum group metals. Net Present Value is calculated at September 2008 in June 2008 terms. The model does not include escalation due to inflation of costs or metal prices.

Average life-of-mine cash operating costs to produce concentrate is estimated at R451 per tonne (US$56.38) of ore or (R3,504) US$438 per 4E ounce on a life of mine basis. The Merensky Reef layer represents the first 15 years of production and the basket price per 4E ounce is modeled at US$1,168 (3 year trailing prices) and US$1,854 (recent prices). The UG2 layer represents the balance of the production. The model includes a subsequent average 15.16% discount from the metal price to estimate the smelter pay discount. Operating margin life of mine on three year trailing 4E metal prices is approximately US$739 per ounce or 63% of revenue and on recent prices it is US$1,355 per ounce or 76%.

The project has an estimated life of 22 years with 9 years at a steady state of production of 235,000 to 271,000 ounces per year. The capital cost for the mine and concentrator complex are R4.055 billion or US$507 million for peak funding and R5.474 billion (US$684 million) for life of mine funding. The capital costs estimate includes R506 million (US$63.3 million) for the capital costs for self-generation of the electrical requirements of the project to the end of 2012 at full production levels. This includes the entire infrastructure for power including diesel storage. None of these costs were included in the January 2007 Pre-Feasibility Study model. If grid power becomes available it will significantly reduce electricity costs. Eskom has indicated that an allocation of 2 MW should be available for the construction phase of the project, and this has been assumed in the Feasibility Study. A contingency of R467 million or US$58.4 million is included in the overall capital estimate.

A sensitivity table is presented below. The payback period is approximately 4.5 years post peak funding using trailing metal prices and 2.5 years on recent metals prices.

METAL PRICES & EXCHANGE RATE		Case A 3 Year Trailing Prices	Case B Recent Prices

Platinum	(US$/oz)	$1,295	$2,035
Palladium	(US$/oz)	$334	$443
Rhodium	(US$/oz)	$5,386	$9,686
Gold	(US$/oz)	$663	$884
Copper	(US$/tonne)	$6,666	$8,010
Nickel	(US$/tonne)	$27,236	$22,125
rand/US$		8.00	8.00

FINANCIAL PARAMETERS AND INDICATORS
Basket Prices 4E Pt, Pd, Rh, Au	R/kg Case A	US$/oz Case A	R/kg Case B	US$/oz Case B
Basket Price Merensky Reef	R300,306	$1,168	R476,770	$1,854
Basket Price UG2 Reef	R372,414	$1,448	R610,779	$2,375

Smelter and Refinery Discount	Smelter Discount	US$/oz Case A	US$/oz Case B
Reduction in Basket Price MR	15.16%	$177	$281
Reduction in Basket Price UG2	15.16%	$220	$360
Received Basket Price for MR	15.16%	$991	$1,573
Received Basket Price for UG2	15.16%	$1,228	$2,015

TAXES
Government Royalty Payment: PGM	(% of Revenue)	3%
Government Royalty Payment: Base Metals	(% of Revenue)	2%
Company Tax	(% of Profit)	28%
Secondary Tax on Companies (STC)	(% of profit)	10%

CAPITAL COST	Rand	US$
Peak funding Case A	4,054,636,000	506,829,000
Peak funding Case B	3,889,116,000	486,140,000
Total Life of Mine Capital Costs	5,473,575,613	684,196,952

WORKING COSTS EXCLUDING SMELTER DISCOUNT	US$/4E oz	R / tonne milled
Cost during ramp up including power generation	$633	R815
Cost at steady state grid power post 2012	$425	R432
Life of Mine Average	$438	R451

EVALUATION (NET PRESENT VALUE)		NPV 5% Discount	NPV 10% Discount	NPV 12.5% Discount
3 Year Trailing Price (Case A)	R (Million)	7,896	3,512	2,201
(Pre-tax)	US$ (Million)	987	439	275
	IRR	20.08%	20.08%	20.08%

3 Year Trailing Price (Case A)	R (Million)	4,625	1,738	867
(Post Tax)	US$ (Million)	578	217	108
	IRR	16.12%	16.12%	16.12%

Recent Prices (Case B)	R (Million)	18,392	9,932	7,353
(Pre-tax)	US$ (Million)	2,299	1,241	919
	IRR	34.00%	34.00%	34.00%

Recent Prices (Case B)	R (Million)	11,202	5,823	4,175
(Post Tax)	US$ (Million)	1,400	728	522
	IRR	27.73%	27.73%	27.73%

Sensitivity Three Year Trailing Metals Prices

PRE-TAX
Parameter	Change in Parameter	Change in Parameter	Change in Parameter
PGM Basket Price	-20%	0%	20%
IRR (pre-tax)	13.0%	20.1%	26.2%
NPV (5% Discount) R(M)	R3,763	R7,896	R12,030
US$ (M)	$470	$987	$1,504
Opex	-20%	0%	20%
IRR (after tax)	22.9%	20.1%	17.2%
NPV (5% Discount) R (M)	R9,512	R7,896	R6,281
US$ (M)	$ 1,189	$987	$785
Capex	-20%	0%	20%
IRR (after tax)	24.3%	20.1%	16.9%
NPV (5% Discount) R (M)	R8,826	R7,896	R6,967
US$ (M)	$1,103	$987	$871

POST-TAX
Parameter	Change in Parameter	Change in Parameter	Change in Parameter
PGM Basket Price	-20%	0%	20%
IRR (post-tax)	10.2%	16.1%	21.2%
NPV (5% Discount) R (M)	R1,986	R4,625	R7,228
US$ (M)	$248	$578	$903
Opex	-20%	0%	20%
IRR (post-tax)	18.5%	16.1%	13.7%
NPV (5% Discount) R (M)	R5,653	R4,625	R3,590
US$ (M)	$707	$578	$449
Capex	-20%	0%	20%
IRR (post-tax)	19.7%	16.1%	13.4%
NPV (5% Discount) R (M)	R5,274	R4,625	R3,967
US$ (M)	$659	$578	$496

Mineral Resources

WBJV Project 1
Measured Mineral Resource (4E)	Cut-off (cm.g/t)	Million Tonnes (Mt)	Grade 4E (g/t)	Mining Width (m)	Tonnes PGE (4E)	Moz PGE’s (4E)
Project 1 MR	300	5.491	7.94	1.08	43.599	1.402
Project 1 UG2	300	6.539	3.91	1.41	25.568	0.822
Total Measured	300	12.030	5.75	1.26	69.173	2.224

Prill Splits	Pt	Pt (g/t)	Pd	Pd (g/t)	Rh	Rh (g/t)	Au	Au (g/t)
Project 1 MR	64%	5.08	27%	2.14	4%	0.318	5%	0.398
Project 1 UG2	63%	2.46	26%	1.02	10%	0.39	1%	0.04

Indicated Mineral Resource (4E)	Cut-off (cm.g/t)	Million Tonnes (Mt)	Grade 4E (g/t)	Mining Width (m)	Tonnes PGE (4E)	Moz PGE’s (4E)
Project 1 MR	300	10.814	7.75	1.09	83,809	2.695
Project 1 UG2	300	17.464	4.13	1.34	72,126	2.319
Total Indicated	300	28.278	5.51	1.24	155,812	5.010

Prill Splits	Pt	Pt (g/t)	Pd	Pd (g/t)	Rh	Rh (g/t)	Au	Au (g/t)
Project 1 MR	64%	4.96	27%	2.09	4%	0.31	5%	0.39
Project 1 UG2	63%	2.60	26%	1.08	10%	0.41	1%	0.04

Inferred Mineral Resource (4E)	Cut-off (cm.g/t)	Million Tonnes (Mt)	Grade 4E (g/t)	Mining Width (m)	Tonnes PGE (4E)	Moz PGE’s (4E)
Project 1 MR	300	0.217	7.95	0.93	1,725	0.055
Project 1 UG2	300	2.311	4.47	1.34	10,330	0.332
Project 1A MR	300	1.871	6.48	1.15	12,124	0.390
Project 1A UG2	300	2.973	5.00	1.57	14,865	0.478
Total inferred	300	7.372	5.30	1.37	39,072	1.256

Prill Splits	Pt	Pt (g/t)	Pd	Pd (g/t)	Rh	Rh (g/t)	Au	Au (g/t)
Project 1 MR	64%	5.09	27%	2.15	4%	0.32	5%	0.40
Project 1 UG2	63%	2.82	26%	1.16	10%	0.45	1%	0.04
Project 1A MR	64%	4.15	27%	1.75	4%	0.26	5%	0.32
Project 1A UG2	63%	3.15	26%	1.30	10%	0.50	1%	0.05

MR- Merensky Reef; UG2- Upper Group 2 Reef.

The mineral resources reported as part of this Feasibility Study are updated from previously reported resources and filed in a technical report on SEDAR on October 30, 2007. The resources update was done to conform to a minimum 80cm resource cut which is in line with that used by Anglo Platinum. Sampling practice, bore hole data, other factors and quality control and assurance are as reported previously. The resources are estimated by kriging of approximately 180 boreholes plus deflections and are reported under SAMREC. The categories are the same as CIM categories.

The Qualified Person for the Resources is Charles Muller of Minxcon.

Mineral Reserves – derived from the Measured & Indicated Resources and not in addition to them.

A Probable Reserve is the economically mineable part of an Indicated, and in some circumstances a Measured Resource, demonstrated by at least a Pre-Feasibility Study including adequate information on mining, processing, metallurgical, economic and other factors that demonstrate, at the time of reporting, the economic extraction can be justified. A Proven Reserve is the economically mineable part of a Measured Resource demonstrated by the same level and factors as above. A Proven Mineral Reserve implies that there is a high degree of confidence. All approvals need not be in place for the declaration of reserves.

The conversion to Mineral Reserves was undertaken at 3.5g/t stope cut-off grade, each stope has been fully diluted, comprising of a planned dilution and additional dilution for all aspects of the mining process. The estimated resulting grade to the mill is 5% lower on the Merensky Reef and 6% lower on the UG2 contrasted from the Pre-Feasibility Study estimate of mill head grade. The Inferred Resources are outside and in addition to the reserves.

The Qualified Person for the Statement of Reserves is Tim Spindler.

Reserves – Converted from Measured and Indicated Resources
Merensky				UG2
Tonnes	4E	Content 4E		Tonnes	4E	Content 4E
t	g/t	tonnes	Moz	t	g/t	tonnes	Moz
Merensky Proven				UG2 Proven
6,706,482	5.55	37.3	1.198	4,245,280	3.38	14.3	0.461
Merensky Probable				UG2 Probable
11,382,035	5.39	61.3	1.971	7,051,016	3.42	24.1	0.775
Total Merensky Mineral Reserves				Total UG2 Mineral Reserves
18,088,517	5.45	98.6	3.169	11,296,296	3.40	38.4	1.236

The prill splits are the same percentages as for the Measured and Indicated Resources. The effective date of the Reserve estimate is June 30, 2008. Platinum Group Metals Ltd. has a 37% interest in these reserves. The reserves are stated with certain risk factors including, but not limited to, mining project risks as highlighted in the “Risks and Opportunities” section as well in the disclosure statement.

Mine Plan Details

The Feasibility Study recommends a series of three simultaneous declines accessing the deposit with a mining rate of 140,000 tonnes per month, which provides 13 years of steady state tonnage production. First ore is reached by development 13 months from the commencement of underground work. Mining is only scheduled on the reserves. There are a further 1.26 million ounces of Inferred Resources in the Project 1 area which may represent some additional production potential. The lower grade UG2 resources also provide some future opportunities. The mining and development plan includes conventional hand held drilling utilizing electrical drills and scraper winch cleaning similar to the successful conventional mining at the adjacent producing Bafokeng Rasimone Platinum Mine. Declines and primary access to the deposit is designed for development with mechanized equipment. Ore is initially to be hauled out of the mine with mechanized equipment and assisted then by conveyor from year 4 of mine life to end of mine life.

The Merensky Reef will be mined at widths between 93cm and 176cm at an average of 115cm and the UG2 Reef will be mined at widths between 105cm and 205cm at an average of 153cm.

At the recommended mining rate and modifying factors the mine plan generates approximately 235,000 – 271,000 4E ounces in concentrate per year, of which approximately 160,000 ounces are platinum at full steady state ounce production for 9 years from the Merensky Reef horizon with a 22 year mine life.

Infrastructure and Metal Recovery

The Feasibility Study design for metallurgical extraction utilizes a standard plant design similar to other nearby plants in the Bushveld complex operating on the same reefs. The plant is designed with circuits that can process either Merensky Reef, UG2 Reef or a blended feed. The Merensky Reef is the target of initial mining because of its higher grade and low chrome content.

Metallurgical testing and the published experience of the adjacent operating mine support a recovery rate estimate of 87.5% of platinum, palladium, rhodium and gold on the Merensky Reef and 82.5% on the UG2 Reef. Recoveries of 45% for nickel and 70% for copper are also modeled for the Merensky Reef. Ruthenium and Iridium are also included as minor contributors.

The mine infrastructure in the estimates includes the entire required surface infrastructure for a stand alone mine including water, power, underground access and ventilation to establish full production.

Smelter Terms

The Feasibility Study includes capital and operating estimates to produce concentrate but no capital is included for smelting or refining of this concentrate. The costs associated with smelting and refining of concentrate is modeled as a deduction from revenue arising from the sale of concentrate to others. While the terms of agreements governing the sale of such concentrates within the South African PGM industry are all confidential the Qualified Person believes deductions used in the Feasibility Study financial model are indicative of  deductions current in that industry. The party to whom concentrate will be sold and the terms of this potential sale are yet to be determined. Anglo Platinum has the right of first refusal to purchase all of the ore or concentrate produced by the WBJV on commercial terms. Estimated deductions in the Feasibility Study include penalties and shipment charges and total approximately 15.16% from gross concentrate sales revenue. Should Anglo Platinum decide to purchase the concentrate produced by the Project 1 mine the structure of such purchase would be governed by the pro-forma off-take agreement included in the WBJV Agreement, however the commercial terms will be subject to negotiation. Approaches will now be made to Anglo Platinum and other parties in an attempt to secure an off-take agreement and the terms thereof based on the Feasibility Study production profile.

Social Development and Responsibilities

Feedback from the public consultation processes for the environmental assessment and social and labour plan development have been constructive and positive. The mine capital development plan includes a significant investment in training through the life of mine, allocated to a social and labour plan to ensure maximum value from the project for all stakeholders including local residents. Based on interaction with the community, a skills and needs assessment, and our training plans the project is planning for 2,700 jobs with a target of at least 30% from the local communities. The WBJV is committed to a strong community involvement in the project particularly as Wesizwe Platinum is a 26% partner in the project and their largest shareholder is one of the communities near the mine. The mine’s financial estimates include an accumulated charge per tonne to create a fund for eventual closure of the mine projected in 2031.

Risks and Opportunities

The project is subject to a number of risks including, but not limited to, the normal project risks associated with a mining project of this type, such as geology, grade, structure, mining plans, mining width, mining dilution, rates of extraction per reef type, water supply, power and labour shortages and estimation risks in the capital and operating costs and exchange rates and metal prices. The estimates in June 2008 money terms are ±10% on the capital and ±10% on the operating costs and ±15% on project timing. A contingency of 12% of the capital cost required to reach first production included in the financial model mitigates the risks of a capital over run. The estimated capital costs of Platinum Group Metals Ltd.’s share of the project exceed its working capital and significant project funding is required. The approval of a majority of the WBJV partners will be required in order to implement the decision to mine.

Not all of the surface rights over the proposed infrastructure design in the Feasibility Study have been purchased. An allowance for the cost of this has been made. The Mineral Petroleum Development Act may provide some assistance in ensuring that access to the minerals can be achieved at a reasonable cost; however there is no certainty that this process will be successful or timely. To mitigate this risk the Platinum Group Metals Ltd. has purchased approximately 575 hectares of land over part of the deposit or adjacent to an area of the mine that may be useable for mine access and infrastructure. Platinum Group Metals Ltd. holds a further 365 hectares adjacent to the south west of the deposit area. The purchased areas have not been tested for suitability and amendments to the mine plan, capital and operating cost estimates that would be required to relocate the mine infrastructure have not yet been completed.

A significant portion of the defined Resources are not mined in the Feasibility Study. Continued strong metal prices and implementation level engineering will provide an opportunity to re-evaluate these resources. There are other platinum mining projects in the immediate area - including Project 2 of the WBJV – planned for development. Potential cost savings and reduced impacts by designing combined infrastructure will be investigated.

Project Implementation

The WBJV will now proceed to consider a decision to mine within 90 days following the delivery of the report to the partners on 1 July 2008. The Feasibility Study is the “Bankable Feasibility Study” referred to in the 2004 WBJV Agreement. Anglo Platinum and Wesizwe will review the Feasibility Study and it is planned that a decision to mine will be made by early October 2008. During the intervening period project management, project construction, engineering, procurement and construction management will be planned. Project finance arrangements and legal documentation for the formal mining rights application will also be undertaken. The Company has been approached by several commercial banking groups interested in participating in a lending syndicate to provide the debt requirements of the Company and the Project. Under the Feasibility Study plan, following the WBJV’s decision to mine, the purchase of additional surface rights and securing of funding, construction could begin in October 2008.

Next Steps

•	Selection of advisors on debt and equity project funding for Platinum Group Metals Ltd. – Summer 2008;

•
Project improvement areas identified in the Feasibility Study, including possible synergies with adjacent project areas will be examined and used to optimize and improve the project plan where appropriate; – Fall 2008;

•	Decision to mine - Oct 2008.

Qualified Person and Quality Assurance and Control

The Feasibility Study has been completed by Gordon Cunningham (ECSA) and Tim Spindler (ECSA) as the projects leads of Turnberry Projects (Pty) Ltd. and Byron Stewart P.Eng of Wardrop Engineering Inc. as the lead for underground mechanized access and footwall mining. They have been supported by the following qualified specialists and firms:

Wardrop Engineering Inc                                        Engineering & Project Management
Grinaker-LTA Mining                                              Construction & Mining Engineering
GRD Minproc                                                            Process Engineering & Construction
Epoch  Resources                                                     Mine Residue & Environmental Engineering
Bluhm Burton Engineering Consulting                 Mine Ventilation & Refrigeration Specialists
Dave Arnold & Associates                                    Rock Mechanics
MINTEK                                                                    Metallurgical Testwork
SGS Lakefield Research Africa (Pty) Ltd              Assay Laboratories & Geochemical Services
Minxcon                                                                     Independent Consultants in Geology
Oryx Environmental                                                  Environmental Consulting

As operator of the WBJV, Platinum Group Metals Ltd. is responsible for the management, exploration and engineering activities.

The resources are estimated by Charles Muller of Minxcon (SACNASP) as independent consultant and he has completed the investigation and report in compliance with Canadian National Instrument 43-101 on this and the previous announced estimate. He provides the update given here on resources.

Gordon Cunningham of Turnberry Projects (Pty) Ltd. (ECSA) is the overall Qualified Person for NI 43-101 Technical Report which will support the statements made in the Feasibility Study. He is a fellow with the South African Institute of Mining and Metallurgy (“SAIMM”), has had extensive experience in the assessment of mines including platinum mines and has been responsible for the mine designs and related investigations. He has over 30 years experience in project operation, project evaluation, design and feasibility work and is supported by a team of experienced engineers. Turnberry Projects has extensive experience with the design and evaluation of platinum projects and mines with past assignments including investigations ranging from metallurgical design to feasibility mine evaluation and project management.

Charles Muller, Gordon Cunningham, Tim Spindler and Byron Stewart have visited the property in 2008 and they have verified the data for their respective areas. Verification has occurred to a reasonable level in accordance with good engineering practice.

Byron Stewart, P.Eng, of Wardrop Engineering Inc. is the Qualified Person for the NI 43-101 Technical Report which will support the statements made in the Feasibility Study relating to Mine Access Development and Footwall Development using mechanised mining methods. He has had extensive experience in consulting on mechanised mine development in various operations in three continents over 35 years.

Conclusions

The results of the Feasibility Study are robust and the project has a 20% IRR pre-tax with a Net Present Value at a 5% discount rate of US$987 million based on 3 year trailing metal prices. Using recent metal prices the project IRR is 34% pre-tax and its Net Present Value at a 5% discount rate is US$2.3 billion.

The mining layout uses conventional proven approaches for mining and access which will provide good flexibility and proven productivity at low risk. The metallurgical recovery and proposed concentrate should be attractive in the current tight market for platinum group metals.

Platinum Group Metals Ltd. plans to recommend that the Western Bushveld Joint Venture approve a decision to build the Project 1 Platinum Mine.

About Platinum Group Metals Ltd.

Platinum Group Metals Ltd. is based in Vancouver BC, Canada and Johannesburg, South Africa. Platinum Group Metals Ltd. has a management team in both Canada and South Africa, which have successful track records of more than 20 years in exploration, mine discovery, mine construction and mine operations. The Company was formed in 2000 and is focused on the development of platinum operations.

On behalf of the Board of
Platinum Group Metals Ltd.
“R. Michael Jones”
President and Director

For further information contact:
R. Michael Jones, President or John Foulkes, Manager Corporate Development Platinum Group Metals Ltd., Vancouver Tel: (604) 899-5450 / Toll Free: (866) 899-5450

The following note is mandated under SEC Guidelines:
Cautionary Note to U.S. Investors concerning estimates of Inferred Resources. This section uses the term “inferred resources”. We advise U.S. investors that while that term is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. “Inferred Resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. U.S. investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

The following note is mandated under SEC Guidelines:
Cautionary Note to U.S. Investors concerning estimates of Measured and Indicated Resources. This section uses the terms “measured” and “indicated resources”. We advise U.S. investors that while those terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. U.S. investors are cautioned not to assume that any part of all of mineral deposits in these categories will ever be converted into reserves.

The TSX Exchange and the American Stock Exchange have not reviewed and do not accept responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

This press release contains forward-looking statements within the meaning of Canadian and U.S. securities laws. Such statements include, without limitation, statements regarding the timing of future activities by the Company, future anticipated exploration and development programs, the review of technical information, the discovery and delineation of mineral deposit and resources, business plans, potential mining scenarios, business trends and future operating factors. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events. All statements that are not statements of historical fact are forward-looking statements. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, the Company’s ability to obtain any necessary permits, consents or authorizations required for its activities, the Company’s ability to produce minerals from its properties successfully or profitably, to continue its projected growth, or to be fully able to implement its business strategies. In addition, forward-looking statements are subject to various risks, including that data is incomplete and considerable additional work will be required to complete further evaluation, including but not limited to drilling, engineering and socio-economic studies and investment;  no firm quotes for costs have been received;  the legal right to mine the project discussed has not been confirmed or applied for and the process for such application is new in South Africa; the potential capital cost of the project is beyond the current means of the Company and there can be no assurance that financing for further work will be available. There are significant risks with respect to grade estimation, metallurgical recovery and mining plans that may result in over estimation or failure to meet targets. Availability of grid electrical power is completely outside the company control. Any estimates, plans or studies prepared by or on behalf of other companies with respect to the project have not been prepared or reviewed by the Company or the Company’s QPs and such disclosure can’t and should not be in any way be attributed to the Company or the Company’s QPs, independent or non-independent. Any reference to Project 2 does not imply that this is a stand alone area for any potential mine plan. The reader is referred to the Company’s filings with the SEC and Canadian securities regulators for disclosure regarding other risk factors. There is no certainty that any forward looking statement will come to pass and investors should not place undue reliance upon forward-looking statements. Cautionary Note to U.S. Investors: The U.S. Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this press release, such as “Measured,” “Indicated,” and “Inferred,” “resources,” that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC.

U.S. investors are urged to consider closely the disclosure in our Form 40-F, File No. 0-30306, which may be secured from us, or from the SEC’s website at: http://sec.gov/edgar.shtml. Mineral resources that are not mineral reserves do not have demonstrated economic viability.